Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and the related Prospectus of OPKO Health, Inc. with respect to the registration of $175,000,000 of 3.00% convertible notes due 2033 (the “Notes”) described therein, the related common shares issuable on conversion of the Notes and to the incorporation by reference in the Prospectus of our report dated December 20, 2012 with respect to the consolidated financial statements of Cytochroma Canada Inc. included in the Current Report on Form 8-K/A of OPKO Health, Inc. filed with the Securities and Exchange Commission on May 3, 2013 .

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 14, 2013